UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2002

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number   0-22844

SYLVAN LEARNING SYSTEMS, INC.
401(k) Retirement Savings Plan

(Exact name of registrant as specified in its charter)

Maryland	52-1492296
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1001 Fleet Street, Baltimore, Maryland	21202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (410) 843-8000

SYLVAN LEARNING SYSTEMS, INC.
401(K) RETIREMENT SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2002 with Report of Independent Auditors

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

Report of Independent Auditors

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan
Baltimore, Maryland

We have audited the accompanying statements of net assets available for benefits of the Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Baltimore, Maryland

May 23, 2003

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Investments	$21,763,125	$23,319,870

Receivables:
Employer’s contribution	979,366	834,091
Participants’ contributions	152,378	108,085
Total receivables	1,131,744	942,176
Net assets available for benefits	$22,894,869	$24,262,046

See accompanying notes.

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Investment income:
Interest	$14,794
Dividends	292,171
306,965

Employee salary deferral contributions	4,370,321
Employer contribution	992,677
Employee rollover contributions	433,766
Total additions	6,103,729

Participant withdrawals	(2,872,789)

Net realized and unrealized depreciation in fair value of investments	(4,755,897)
Net decrease prior to plan transfer	(1,524,957)
Transfer from other plan	157,780
Net decrease	(1,367,177)

Net assets available for benefits at beginning of year	24,262,046
Net assets available for benefits at end of year	$22,894,869

See accompanying notes.

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1.                       Significant Accounting Policies

Basis of Accounting

The financial statements of the Sylvan Learning Systems, Inc. (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Sylvan Learning Systems, Inc. common stock is valued at the last reported sales price on the last business day of the plan year. The units of the collective trust and shares of the mutual funds are valued at fair value as determined by Putnam Fiduciary Trust Company and quoted market prices, respectively. Participant loans are carried at their unpaid principal balance, which approximates fair value.

Realized gains or losses on the sale of investments are computed as the difference between the proceeds received and the average cost of investments held. The change in the difference between cost and fair value, including realized gains and losses, is included in the statement of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administration Expenses

All costs and expenses incurred in connection with the administration of the Plan are paid by the Company.

2.                       Plan Description

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies of this summary are available from the Company’s Human Resources Department.

General

The Plan is a defined contribution plan covering substantially all employees of the Company, Chancery Software Limited (a 42%-owned investment of Sylvan Ventures, which is a consolidated subsidiary of the Company) and as of July 1, 2002, Walden University (a 51%-owned investment of Sylvan Ventures, which is a consolidated subsidiary of the Company) who have completed 30 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investment programs are fully participant-directed.  At December 31, 2002, the Plan offers 15 investment options into which participants may direct their investments.  Participants have the opportunity to change their investment options daily.

On June 15, 2001, Caliber Learning Network, Inc. (Caliber), a 36%-owned investment of Sylvan Ventures, filed for Chapter 11 bankruptcy protection. The majority of Caliber employees were terminated in 2001 due to the bankruptcy filing, which resulted in a partial plan termination. In connection with this partial plan termination, all affected participants become fully vested in the Company discretionary matching contributions.

Plan Transfers

As a result of the acquisition in March 2002 of OnlineLearning.net, $157,780 in net assets were transferred into the Company’s Plan from the OnlineLearning.net 401(k) Plan. The amount of this transfer is shown as a transfer from other plan on the accompanying statement of changes in net assets available for benefits.

Contributions

Participants may contribute any percentage of their pretax annual compensation, subject to certain annual limitations imposed by the Internal Revenue Code. In addition, employees may rollover distributions received from other plans. The Company makes a discretionary matching contribution in shares of Sylvan Learning Systems, Inc. common stock equal to a percentage of the amount of the compensation that the participant elected to contribute, up to a maximum of 6% of the participant’s compensation. The matching contribution percentages for 2002 and 2001 were 50% of the first 3% and 25% on the next 3% of eligible compensation. Additional discretionary contributions may be made at the option of the Company. There were no additional discretionary contributions made by the Company in 2002.

Participant Accounts

Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) forfeitures of additional Company discretionary contributions related to terminated participants’ nonvested accounts, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Effective January 1, 2001, the Plan’s vesting policy was amended such that vesting in the Company’s discretionary matching contributions plus earnings thereon is based on years of continuous service at a rate of 33-1/3% per year, including the first year of service. A participant is 100% vested after three years of service. Prior to January 1, 2001, vesting was on the basis of 20% per year including the first year of service, with 100% vesting after five years of service.

Participant Loans

Participants may borrow from their account balances a minimum of $1,000, up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Principal and interest are repaid ratably through payroll deductions over loan terms, which generally do not exceed five years.

Payment of Benefits

Participants may withdraw voluntary after tax contributions, qualified rollovers, and transfers into the plan, and earnings thereon, at any time.  Pre-tax deferrals may be withdrawn upon attaining age 59 ½, for reasons of hardship, or employment termination.  All types of employee contributions may be withdrawn upon termination of employment.  On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, elect to receive a life annuity, joint and survivor annuity or periodic installments, in accordance with plan provisions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

3.                       Investments

During 2002, the Plan’s investments (including investments bought, sold, as well as held during the year) depreciated in fair value by $4,755,897, as follows:

Fair value as determined by quoted market price:
Sylvan Learning Systems, Inc. common stock	$(1,263,364)
Mutual funds	(3,492,533)
$(4,755,897)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001

Sylvan Learning Systems, Inc. common stock	$3,836,688	$4,706,380
The Putnam Fund for Growth and Income	3,785,022	4,859,752
Putnam Vista Fund	2,104,571	2,858,709
Putnam OTC and Emerging Growth Fund	(A)	2,001,653
Putnam International Growth Fund	2,311,247	2,602,943
Putnam Stable Value Fund	3,315,105	2,377,576
Legg Mason Value Trust	1,921,364	1,886,024
Putnam US Government Income Trust	1,754,812	1,293,968

(A)                              Investments as of December 31, 2002 do not represent 5% or more of fair value of the Plan’s net assets.

4.                       Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5.                       Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2002	2001

Net assets available for benefits per the financial statements	$22,894,869	$24,262,046
Less contributions receivable	(1,131,744)	(942,176)
Net assets available for benefits per the Form 5500	$21,763,125	$23,319,870

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2002:

Contributions per the financial statements	$5,796,764
Add contributions receivable at December 31, 2001	942,176
Less contributions receivable at December 31, 2002	(1,131,744)
Add excess contributions refunded in 2002	2,531
Contributions per the Form 5500	$5,609,727

The financial statements are prepared on the accrual basis of accounting whereas the Form 5500 is prepared on the cash basis.

Supplemental Schedule

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

EIN 52-1492296               Plan # 333

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

Common Stock:
*Sylvan Learning Systems, Inc.	233,945 shares of common stock		$3,836,688

Collective Trust:
*Putnam Stable Value Fund	3,315,105 units		3,315,105

Mutual Funds:
Berger Mid Cap Value Investor Class	21,256 shares		312,670
Federated Kaufmann A Shares	45,846 shares		158,169
Legg Mason Value Trust	47,336 shares		1,921,364
*The Putnam Fund for Growth and Income	267,682 shares		3,785,022
*Putnam Income Fund	10 shares		63
*Putnam Vista Fund	351,348 shares		2,104,571
*Putnam OTC and Emerging Growth Fund	225,986 shares		1,138,969
*Putnam International Growth Fund	140,844 shares		2,311,247
*The George Putnam Fund of Boston	23,773 shares		351,826
*Putnam US Government Income Trust	132,539 shares		1,754,812
*Putnam Growth Opportunities Fund	16,288 shares		169,061
*Putnam Research Fund	14,738 shares		152,088
Royce Total Return Consultant Class	25,767 shares		215,667
*Participant loans	5.25% - 10.50% annual interest rates		235,803
Total investments			$21,763,125

*                 Party-in-interest.

**          Historical cost has been omitted, as all investments are participant-directed.

PART II - OTHER INFORMATION

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a)              Exhibits

23.01	Consent of Ernst & Young LLP, independent auditors
99.01	Certification of Douglas L. Becker pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.02	Certification of Sean R. Creamer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Company by the undersigned thereunto duly authorized.

Sylvan Learning Systems, Inc.

Date: June 27, 2003	/s/ Sean R. Creamer
Sean R. Creamer
Senior Vice President and Chief Financial Officer

Exhibit 23.01

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the following Registration Statements of our report dated May 23, 2003, with respect to the financial statements and schedule of the Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Registration Statements on Form S-3

Registration Number	Date Filed

33-92014	May 8, 1995
33-92852	May 30, 1995
333-1674	February 26, 1996
333-16111	November 14, 1996
333-21261	February 6, 1997
333-26633	May 7, 1997
333-31273	July 15, 1997
333-39535	November 5, 1997
333-43355	December 29, 1997
333-46747	February 23, 1998
333-48997	March 31, 1998
333-50993	April 24, 1998
333-61083	August 25, 1998
333-65197	October 1, 1998
333-67727	December 4, 1998
333-78961	May 20, 1999
333-82992	February 19, 2002

Registration Statements on Form S-8

Name	Registration Number	Date Filed

1987-1991 Employee Stock Option Plan	33-77384	April 6, 1994
1993 Director Stock Option Plan	33-77386	April 6, 1994
1993 Employee Stock Option Plan	33-77390	April 6, 1994
1993 Management Stock Option Plan	33-77388	April 6, 1994
1997 Employee Stock Purchase Plan	333-21963	February 18, 1997
1998 Stock Incentive Plan	333-62011	August 21, 1998
1993 Employee Stock Option Plan and Employee Stock Purchase Plan	33-77390	September 14, 1998

/s/ Ernst & Young LLP

Baltimore, Maryland
June 26, 2003

Exhibit 99.01

Certification of Principal Executive Officer
Pursuant to 18 U.S.C. 1350
(Section 906 of the Sarbanes-Oxley Act of 2002)

I, Douglas L. Becker, Chairman and Chief Executive Officer (principal executive officer) of Sylvan Learning Systems, Inc. (the “Registrant”), certify that to the best of my knowledge, based upon a review of the Annual Report on Form 11-K for the period ended December 31, 2002 of the Registrant (the “Report”):

(1)                                  The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2)                                  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Douglas L. Becker
Name:	Douglas L. Becker
Date:	June 27, 2003

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Sylvan Learning Systems, Inc. and will be retained by Sylvan Learning Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.02

Certification of Principal Financial Officer
Pursuant to 18 U.S.C. 1350
(Section 906 of the Sarbanes-Oxley Act of 2002)

I, Sean R. Creamer, Chief Financial Officer (principal financial officer) of Sylvan Learning Systems, Inc. (the “Registrant”), certify that to the best of my knowledge, based upon a review of the Annual Report on Form 11K for the period ended December 31, 2002 of the Registrant (the “Report”):

(1)                                  The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2)                                  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Sean R. Creamer
Name:	Sean R. Creamer
Date:	June 27, 2003

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Sylvan Learning Systems, Inc. and will be retained by Sylvan Learning Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.